

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 24, 2007

<u>**via U.S. mail and facsimile**</u>

James A.C. Kennedy
Chief Executive Officer and President
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

> **RE: T. Rowe Price Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 8, 2007**
> **File No. 33-07012-99**

Dear Mr. Kennedy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief